

Mail Stop 4561

December 22, 2008

Pramod Bhasin
Chief Executive Officer
Genpact Limited
Canon's Court
22 Victoria Street
Hamilton HM122
Bermuda

> **Re: Genpact Limited**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-33626**

Dear Mr. Bhasin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Information About Executive and Director Compensation, page 23

Base Salary, page 24

1. Please tell us the specific factors used to determine your named executive officers' base salaries. For instance, you disclose that you amended Mr. Bhasin's employment agreement in 2007. Discuss the factors used to determine the based salary used in the agreement. Also, discuss the "individual performance" that is cited for each person when discussing their increase in base salary.

Annual Cash Bonus, page 25

2. We note that you awarded annual cash bonuses based on "your success" and each individuals "outstanding" or "impressive" contributions and achievements. Please tell us the factors used to determine whether a contribution was outstanding and/or impressive leading to the bonuses awarded. Also, please clarify how your "success" was measured. As it is currently written, your disclosure here does not provide management insight into how the annual bonuses were determined. Please provide similar disclosure in future filings.

Equity-Based Compensation, page 26

3. Please tell us how you determined the amount of equity-based compensation provided to each named executive officer. For example, we note that each named executive received significantly different option grants. Please explain the reasons for the differences in the amounts of compensation awarded to each named executive officer. Similar disclosure should be included in future filings.

2007 Summary Compensation Table, page 28

4. Please tell us why you did not provide compensation with respect to 2006 for Rakesh Chopra.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Erin Martin at 202-551-3391 or me at 202-551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney/Advisor

Cc: Victor Guaglianone, Esq.